CUSIP No. 89579K 10 9                                         Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                              Triad Hospitals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   89579K 10 9
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 89579K 10 9                                         Page 2 of 5 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     and I.R.S. Identification            & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                   (a) [ ]
     if a Member of a Group                      (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                             Not Applicable

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5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                             Delaware
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Number of                      7)  Sole Voting   3,650,326 shares of
Shares Beneficially                Power         Common Stock
Owned by Each
Reporting Person
                               ------------------------------------------------
                               8)  Shared Voting
                                   Power              -0-
                               ------------------------------------------------
                               9)  Sole Disposi- 3,650,326 shares of
                                   tive Power    Common Stock
                               ------------------------------------------------
                               10) Shared Dis-
                                   positive Power     -0-
                               ------------------------------------------------
11)  Aggregate Amount Beneficially               3,650,326 shares of
       Owned by Each Reporting Person            Common Stock
                               ------------------------------------------------
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
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13)   Percent of Class
      Represented by                             5.0%
      Amount in Row (11)
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14)   Type of Reporting
      Person                                          PN
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CUSIP No. 89579K 10 9                                         Page 3 of 5 Pages

                         Amendment No. 6 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 3, 2001, Amendment No. 1 thereto filed on September 5, 2001, Amendment No. 2 thereto filed on January 9, 2002, Amendment No. 3 thereto filed on March 20, 2002, Amendment No. 4 thereto filed on April 9, 2002 and Amendment No. 5 thereto filed on April 11, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 72,470,627 shares of Common Stock outstanding as of April 8, 2002, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2002:

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 3,650,326 shares of Common Stock, or approximately 5.0% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          Managing Members of VIII Associates
          -----------------------------------

          (i) Patrick J. Welsh directly beneficially owns 34,584 shares of Common Stock and indirectly beneficially owns (through a family foundation) 30,803 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 612,966 shares of Common Stock (including 13,475 shares issuable upon exercise of stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 1,232 shares of Common Stock, or in the aggregate approximately 0.9% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 378,715 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 117,868 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 2,445 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
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CUSIP No. 89579K 10 9                                         Page 4 of 5 Pages

          (vii) Paul B. Queally owns 2,618 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 4,657 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 932 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all Common Stock other than that he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the Common Stock owned by WCAS VIII.

          (c) Between April 15, 2002 and April 29, 2002, WCAS VIII sold an aggregate 862,400 shares of Common Stock in open market transactions, at an average sale price of $39.15 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Common Stock owned by WCAS VIII.

          (e) Not Applicable.
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CUSIP No. 89579K 10 9                                         Page 5 of 5 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                               By:  WCAS VIII Associates, LLC, General Partner


                               By:  /s/ Jonathan M. Rather
                                  ------------------------------
                                       Managing Member



Dated: April 30, 2002